Filed Pursuant to Rule 424(b)(3)

Registration No. 333-276590

PROSPECTUS SUPPLEMENT NO. 7

To Prospectus dated May 2, 2024

Up to 18,041,060 Shares of Class A Common Stock Issuable Upon Exercise of Warrants

Up to 3,913,043 Shares of Class A Common Stock Issuable Upon Conversion of Series A Preferred Stock

13,418,923 Shares of Class A Common Stock

3,874,394 Warrants

This prospectus supplement no. 7 supplements the prospectus dated May 2, 2024 (the “Prospectus”), which forms a part of the Registration Statement on Form S-1 (Registration No. 333-276590). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

The Prospectus relates to the issuance by us of up to an aggregate of 21,954,103 shares of our Class A Common Stock, consisting of (i) up to 14,166,666 shares of Class A Common Stock that are issuable upon the exercise of 14,166,666 Public Warrants originally issued by our predecessor company, Anzu, as part of its IPO of units at a price of $10.00 per unit, with each unit consisting of one share of Anzu Class A Common Stock and one-third of one Public Warrant; (ii) up to 3,874,394 shares of Class A Common Stock that are issuable upon the exercise of 3,874,394 Shortfall Warrants issued to the Meteora FPA Parties for no additional consideration pursuant to the Forward Purchase Agreement; up to 2,173,913 shares of Class A Common Stock issuable upon conversion of 2,500,000 shares of our Series A Convertible Preferred Stock, issued to the Sponsor concurrently with the Closing in a private exchange offer for 2,500,000 shares of Anzu’s Class B Common Stock, originally issued in connection with the IPO at a price of $0.002 per share; (iv) up to 869,565 shares of Class A Common Stock issuable upon conversion of an aggregate of 1,000,000 shares of Series A Preferred Stock, which were issued to the PIPE Investors, each an affiliate of the Sponsor, in connection with the Closing at a price of $10.00 per share and have a conversion price of $11.50 per share; and (v) up to 869,565 shares of Class A Common Stock issuable upon conversion of 1,000,000 shares of Series A Preferred Stock, which were issued to GAT in connection with the Closing in exchange for the Legacy Envoy Bridge Note at a price of $10.00 per share and have a conversion price of $11.50 per share. We will receive the proceeds from any exercise of any Warrants, assuming the exercise in full of all of the Warrants for cash, but not from the sale of the shares of Class A Common Stock issuable upon such exercise.

The Prospectus and prospectus supplement also relate to the offer and sale from time to time by the Selling Securityholders named in the Prospectus of up to 3,874,394 Shortfall Warrants and up to 21,206,360 shares of Class A Common Stock, consisting of (i) up to 3,874,394 shares of Class A Common Stock that are issuable upon the exercise of 3,874,394 Shortfall Warrants issued to the Meteora FPA Parties for no additional consideration pursuant to the Forward Purchase Agreement; (ii) up to 2,173,913 shares of Class A Common Stock issuable upon conversion of 2,500,000 shares of Series A Preferred Stock, which were issued to the Sponsor concurrently with the Closing in a private exchange offer for 2,500,000 shares of Anzu Class B Common Stock originally issued in connection with the IPO at a price of $0.002 per share and have a conversion price of $11.50 per share; (iii) up to 869,565 shares of Class A Common Stock issuable upon conversion of an aggregate of 1,000,000 shares of Series A Preferred Stock, which were issued to the PIPE Investors in connection with the Closing at a price of $10.00 per share and have a conversion price of $11.50 per share; (iv) up to 869,565 shares of Class A Common Stock issuable upon conversion of 1,000,000 shares of Series A Preferred Stock, which were issued to GAT in connection with the Closing in exchange for the Legacy Envoy Bridge Note at a price of $10.00 per share and have a conversion price of $11.50 per share; (v) 2,000,000 shares of Class A Common Stock (1,000,000 of which remain unvested and subject to forfeiture and will vest upon the approval from the United States Food and Drug Administration of the Acclaim CI or upon a change of control of the Company) issued to the Sponsor concurrently with the Closing upon conversion of 2,000,000 shares of Anzu Class B Common Stock originally issued in connection with the IPO at a price of $0.002 per share; (vi) an aggregate of 125,000 shares of Class A Common Stock issued to Anzu’s former directors concurrently with the Closing upon conversion of 125,000 shares of Anzu Class B Common Stock originally issued in connection with the IPO at a price of $0.002 per share; (vii) an aggregate of 490,000 shares of Class A Common Stock issued to the Sponsor concurrently with the Closing upon conversion of 490,000 shares of Anzu Class B Common Stock and subsequently transferred by the Sponsor to certain third parties for no additional consideration pursuant to (a) side letter agreements, dated December 6, 2021, by and between the Sponsor and certain institutional investors and (b) extension support agreements, by and among Anzu, the Sponsor and several unaffiliated third parties; (viii) an aggregate of 8,512 shares of Class A Common Stock issued to the Meteora FPA Parties concurrently with the Closing for no additional consideration pursuant to the Forward Purchase Agreement; and (ix) an aggregate of 10,795,411 shares of Class A Common Stock issued to the Key Seller Stockholders concurrently with the Closing, and as consideration in the Business Combination, upon the conversion of an aggregate of 169,731,160 shares of Legacy Envoy Common Stock held by the Key Seller Stockholders into shares of Class A Common Stock. We will not receive any proceeds from the sale of Shortfall Warrants or Class A Common Stock by the Selling Securityholders pursuant to the Prospectus.

We registered the securities for resale pursuant to the Selling Securityholders’ registration rights under certain agreements between us and the Selling Securityholders. Our registration of the securities covered by the Prospectus does not mean that the Selling Securityholders will offer or sell any of their Shortfall Warrants or Class A Common Stock. The Selling Securityholders may offer, sell or distribute all or a portion of their Shortfall Warrants and Class A Common Stock publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any proceeds from the sale of Shortfall Warrants or Class A Common Stock by the Selling Securityholders pursuant to the Prospectus. We provide more information about how the Selling Securityholders may sell their Shortfall Warrants and Class A Common Stock in the section entitled “Plan of Distribution.”

This prospectus supplement incorporates into the Prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on August 12, 2024.

You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our Class A Common Stock and Public Warrants are listed on The Nasdaq Capital Market under the symbols “COCH” and “COCHW,” respectively. On August 9, 2024, the closing price of our Class A Common Stock was $2.26 and the closing price for our Public Warrants was $0.08.

See the section entitled “Risk Factors” beginning on page 10 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement of the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 12, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 12, 2024

ENVOY MEDICAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40133	86-1369123
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4875 White Bear Parkway White Bear Lake, MN	55110
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (877) 900-3277

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	COCH	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole Warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	COCHW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02. Results of Operations and Financial Condition.

On August 12, 2024, Envoy Medical, Inc. (the “Company”), issued a press release regarding the Company’s financial results for its second fiscal quarter ended June 30, 2024. A copy of the Company’s press release is attached hereto as Exhibit 99.1.

The information in this Item 2.02, including the accompanying exhibit, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section. The information in this Item 2.02 shall not be incorporated into any filing pursuant to the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Press Release dated August 12, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENVOY MEDICAL, INC.

August 12, 2024	By:	/s/ David R. Wells
David R. Wells
Chief Financial Officer

2

Exhibit 99.1

Envoy Medical Reports Second Quarter 2024 Results and Provides Business Update

Company continues to make significant progress towards disrupting the existing cochlear implant industry with its investigational, breakthrough fully implanted Acclaim® cochlear implant; Maintains goal of starting Pivotal Clinical Trial by end of the year

WHITE BEAR LAKE, Minn., August 12, 2024 (GLOBE NEWSWIRE) -- Envoy Medical®, Inc. (“Envoy Medical”) (Nasdaq: COCH), a revolutionary hearing health company focused on fully implanted hearing devices, today announces its corporate and financial results for the second quarter ended June 30, 2024.

“We are pleased with the steady progress that Envoy Medical has made this quarter and year-to-date in advancing our goal of becoming a leading cochlear implant company,” commented Brent T. Lucas, Envoy Medical’s Chief Executive Officer. “We believe the results of our Early Feasibility Study justify further study of our breakthrough fully implanted cochlear implant and intend to submit an IDE application to begin a Pivotal Clinical Trial in the coming months. If our IDE application is approved, we are hopeful that we may begin enrolling the study before year-end.”

Corporate Highlights from Q2 2024

Update on Early Feasibility Study (EFS) at Mayo Clinic

●	Each of the three participants in the ongoing Early Feasibility Study (EFS) at Mayo Clinic (Rochester, MN) have now completed their 18-month follow up visits, continue to be enrolled in the study, and report using their investigational Acclaim cochlear implant daily. All participants show improvement in their global quality-of-life scores (via the CIQOL) after 18 months.

●	There have been neither serious adverse device effects (SADEs) nor unanticipated adverse device effects (UADEs) as defined reported to date. There have been other adverse events (AEs) and two revision surgeries – one revision for two participants – to replace the Acclaim Battery with an updated design.

●	Following 18 months of data collection supporting that the investigational device is capable of delivering electrical stimulation to the cochlea, the Company believes there is strong justification to move forward to a pivotal clinical study.

Update on System Noise

●	The Company previously communicated that an internal ‘system noise’ hindered the ability to optimize programming of the investigational Acclaim CI device. It was also noted that this system noise does not appear to be ‘body noise,’ which is an outcome that has been reported by other companies attempting fully implanted cochlear implants using sub-dermal microphones – a different architecture than the Acclaim CI device.

●	The Company reports that mitigations and updates have been implemented to reduce system noise, support meaningful improvements to the signal-to-noise ratio, and allow for increased programming optimization. In addition, it is reasonable that further iterations may be implemented to facilitate improved performance, as is commonplace as medical devices evolve.

“AcclaimPlus” Listening Condition Update

●	One of the outcomes from the EFS was the realization of a potentially meaningful “listening condition.” The Acclaim’s fundamental architecture is designed to pick up sound from the ear itself and therefore allows devices – like hearing aids or consumer electronics – to be used in the ear. Patients that would like to use a similar ‘listening condition’ in everyday life, may choose an option that allows for such flexibility.

●	Two participants chose to wear their hearing aid in the “Acclaim ear” during the daytime during their participation in the EFS study. At first, this was primarily to mitigate the system noise. Preliminary data supports that the hearing aid appears to provide additional gain to the system enabling a better signal to noise ratio, as well as allowing the participants to enjoy features of the third-party hearing aids such as direct streaming audio and phone calls. It is possible that some patients will wear a hearing aid in their “Acclaim ear” to provide the system with more gain and/or to take advantage of certain hearing aid features. This dataset did not show that the hearing aid provided meaningful acoustic amplification on its own. Although a small dataset and preliminary, the interim results of the AcclaimPlus listening condition are encouraging and informative.

●	One participant chooses to use the Acclaim implant alone at all times. This participant’s results were also encouraging and informative.

●	The Company believes that the flexibility patients may have with the fully implanted Acclaim cochlear implant to use electronic devices and accessories in the implanted ear due to its design and fundamental architecture could provide interesting opportunities and preferred features for patients. It could also be an important differentiator for the fully implanted Acclaim cochlear implant over other competitive devices.

Timeline Update

●	Envoy Medical maintains its goal of submitting an application for an Investigational Device Exemption (IDE) in the next few months. The company is optimistic that it can begin to enroll that study, should it be approved, by year-end 2024.

●	The Company will provide more details on study design once approval is granted to begin the study.

●	Assuming approval, the Company maintains its view that commercialization may be achievable by the end of 2026.

Financial Results for the Quarter Ended June 30, 2024

Revenue was $68 thousand compared to $63 thousand for the same period in 2023. The increase is attributable to the sale of two Esteem FI-AMEI units during the period, which offset reduced battery sales due to supply chain issues.

Cost of goods sold increased by $83 thousand for the same period in 2023. The increase is attributable to manufacturing and materials scrap for the Esteem FI-AMEI product of $62 thousand, additional contractors for manufacturing technicians and quality inspections of $20 thousand. and supplies for the newly expanded manufacturing space of $11 thousand with offsets from other costs of $10 thousand.

R&D expenses increased approximately $438 thousand to $2.6 million for the three months ended June 30, 2024 compared to the same period in 2023. The increase is primarily due to an increase in headcount and contractors in the engineering and clinical departments for the three months ended June 30, 2024, as the Company increased headcount across its clinical and cochlear departments in preparation for its pivotal clinical study for the Acclaim CI.

Sales and marketing expenses increased by approximately $114 thousand to $497 thousand for the three months ended June 30, 2024 as compared to the same period in 2023. The increase was primarily due to increased market access fees to secure insurance reimbursement for the Esteem FI-AMEI product, offset by a reduction in headcount in that department.

General and administrative expenses decreased by $250 thousand to $1.6 million compared to the same period in 2023. The reduction is due primarily to reduced professional and legal fees related to the closing of the Business Combination in 2023 of $951 thousand, and was partially offset by increases in personnel-related costs of $198 thousand, directors and officers insurance of $175 thousand, non-cash stock option expenses of $99 thousand, loss on lease modification of $135 thousand, and other operating costs of $94 thousand, for the three months ended June 30, 2024.

As of June 30, 2024, the Company had cash and cash equivalents of approximately $1.7 million.

About the Fully Implanted Acclaim® Cochlear Implant

The Company believes the fully implanted Acclaim CI will be a first-of-its-kind fully implanted cochlear implant. Envoy Medical’s fully implanted technology includes a sensor designed to leverage the natural anatomy of the ear instead of a microphone to capture sound.

The Acclaim CI is designed to address severe to profound sensorineural hearing loss that is not adequately addressed by hearing aids. The Acclaim CI is expected to be indicated for adults who have been deemed adequate candidates by a qualified ear surgeon and audiologist.

The Acclaim Cochlear Implant received the Breakthrough Device Designation from the U.S. Food and Drug Administration (FDA) in 2019.

CAUTION: The fully implanted Acclaim Cochlear Implant is an investigational device. Limited by Federal (or United States) law to investigational use.

About the Esteem® Fully Implanted Active Middle Ear Implant (FI-AMEI)

The Esteem fully implanted active middle ear implant (FI-AMEI) is the only FDA-approved, fully implanted hearing device for adults diagnosed with moderate to severe sensorineural hearing loss capable of delivering 24/7 hearing capability using the ear’s natural anatomy. The Esteem FI-AMEI requires no externally worn components and nothing is placed in the ear canal for it to function.* Unlike hearing aids, you never put it on or take it off.

*	Once activated, the external Esteem FI-AMEI Personal Programmer is not required for daily use.

Important safety information for the Esteem FI-AMEI can be found at: https://www.envoymedical.com/safety-information.

Additional Information and Where to Find It

Copies of the documents filed by Envoy Medical with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-Looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Such statements may include, but are not limited to, statements regarding the expectations of Envoy Medical concerning the outlook for its business, productivity, plans and goals for future operational improvements and capital investments, the availability and benefits of future funding, the Acclaim CI being the first to market fully implanted cochlear implant, the timing of Envoy Medical’s IDE submission and beginning of its clinical trial, the effect of such clinical trial on the development of Envoy Medical’s business, the impact of proposed legislation on the hearing health market, reimbursement for the Esteem FI-AMEI device, and the Envoy Medical business, and future market conditions or economic performance, as well as any information concerning possible or assumed future operations of Envoy Medical. The forward-looking statements contained in this press release reflect Envoy Medical’s current views about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause its actual results to differ significantly from those expressed in any forward-looking statement. Envoy Medical does not guarantee that the transactions and events described will happen as described (or that they will happen at all). These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to changes in the market price of shares of Envoy Medical’s Class A Common Stock; Envoy Medical’s success in retaining or recruiting, or changes required in, its officers, key employees or directors; unpredictability in the medical device industry, the regulatory process to approve medical devices, and the clinical development process of Envoy Medical products; competition in the medical device industry, and the failure to introduce new products and services in a timely manner or at competitive prices to compete successfully against competitors; disruptions in relationships with Envoy Medical’s suppliers, or disruptions in Envoy Medical’s own production capabilities for some of the key components and materials of its products; changes in the need for capital and the availability of financing and capital to fund these needs; changes in interest rates or rates of inflation; legal, regulatory and other proceedings could be costly and time-consuming to defend; changes in applicable laws or regulations, or the application thereof on Envoy Medical; a loss of any of Envoy Medical’s key intellectual property rights or failure to adequately protect intellectual property rights; the effects of catastrophic events, including war, terrorism and other international conflicts; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward Looking Statements” in the Annual Report on Form 10-K filed by Envoy Medical on April 1, 2024, and in other reports Envoy Medical files, with the SEC. If any of these risks materialize or Envoy Medical’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. While forward-looking statements reflect Envoy Medical’s good faith beliefs, they are not guarantees of future performance. Envoy Medical disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this press release, except as required by applicable law. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to Envoy Medical.

Investor Contact:

CoreIR
516-222-2560
investorrelations@envoymedical.com

ENVOY MEDICAL, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(In thousands, except share and per share amounts)

	June 30, 2024	December 31, 2023
Assets
Current assets:
Cash	$1,746	$4,218
Accounts receivable	174	70
Other receivables	28	176
Inventories	1,582	1,404
Prepaid expenses and other current assets	1,466	957
Total current assets	4,996	6,825
Property and equipment, net	632	351
Operating lease right-of-use assets (related party)	1,109	464
Total assets	$6,737	$7,640

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	$1,589	$1,554
Accrued expenses	6,004	4,613
Product warranty liability, current portion	290	311
Operating lease liabilities (related party), current portion	175	158
Total current liabilities	8,058	6,636
Term loan payable (related party)	7,292	—
Product warranty liability, net of current portion	1,923	1,923
Operating lease liabilities (related party), net of current portion	1,121	404
Publicly traded warrant liability	708	332
Forward purchase agreement put option liability	—	103
Forward purchase agreement warrant liability	22	4
Total liabilities	19,124	9,402

Commitments and contingencies (see Note 14)

Stockholders’ deficit:
Series A Preferred Stock, $0.0001 par value; 10,000,000 shares authorized as of June 30, 2024 and December 31, 2023, respectively; 4,500,000 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	—	—
Class A Common Stock, $0.0001 par value; 400,000,000 shares authorized as of June 30, 2024 and December 31, 2023 respectively; 19,599,982 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	2	2
Additional paid-in capital	257,920	255,596
Accumulated deficit	(270,189)	(257,242)
Accumulated other comprehensive loss	(120)	(118)
Total stockholders’ deficit	(12,387)	(1,762)
Total liabilities and stockholders’ deficit	$6,737	$7,640

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ENVOY MEDICAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

(In thousands, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Net revenues	$68	$63	$127	$141
Cost and operating expenses:
Cost of goods sold	245	162	398	337
Research and development	2,591	2,153	4,951	4,080
Sales and marketing	497	383	822	754
General and administrative	1,595	1,845	3,714	3,221
Total costs and operating expenses	4,928	4,543	9,885	8,392
Operating loss	(4,860)	(4,480)	(9,758)	(8,251)

Other income (expense):
Loss from changes in fair value of convertible notes payable (related party)	—	(8,766)	—	(18,143)
Change in fair value of forward purchase agreement put option liability	—	—	103	—
Change in fair value of forward purchase agreement warrant liability	244	—	(18)	—
Change in fair value of publicly traded warrant liability	801	—	(376)	—
Interest expense, related party	(132)	—	(168)	—
Other expense	—	—	—	(105)
Total other income (expense), net	913	(8,766)	(459)	(18,248)
Net loss	$(3,947)	$(13,246)	$(10,217)	$(26,499)

Accrued preferred stock dividend	$(1,365)	$—	$(2,730)	$—

Net loss attributable to common stockholders, basic and diluted	$(5,312)	$(13,246)	$(12,947)	$(26,499)
Net loss per share attributable to common stockholders, basic and diluted	$(0.27)	$(1.31)	$(0.66)	$(2.62)

Weighted-average common stock outstanding, basic and diluted	19,599,982	10,122,581	19,599,982	10,122,581

Other comprehensive loss:
Foreign currency translation adjustment	(1)	(1)	(2)	—
Other comprehensive loss	(1)	(1)	(2)	—
Comprehensive loss	$(3,948)	$(13,247)	$(10,219)	$(26,499)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ENVOY MEDICAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(In thousands)

	Six Months Ended June 30,
	2024	2023
Cash flows from operating activities
Net loss	$(10,217)	$(26,499)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	76	56
Stock-based compensation	265	—
Change in fair value of convertible notes payable (related party)	—	18,143
Change in fair value of warrant liability (related party)	—	104
Change in fair value of publicly traded warrant liability	376	—
Change in fair value of forward purchase agreement warrant liability	18	—
Change in fair value of forward purchase agreement put option liability	(103)	—
Change in operating lease right-of-use assets (related party)	(645)	52
Change in inventory reserve	262	(17)
Changes in operating assets and liabilities:
Accounts receivable, net	(104)	(14)
Other receivables	148	—
Inventories	(440)	6
Prepaid expenses and other current assets	33	(165)
Accounts payable	35	1,357
Operating lease liabilities (related party)	734	(75)
Accrued expenses	(1,171)	139
Product warranty liability	(21)	(132)
Net cash used in operating activities	$(10,754)	$(7,045)

Cash flows from investing activities
Purchases of property and equipment	(357)	(70)
Deposit on equipment not yet placed in service	(542)	—
Net cash used in investing activities	$(899)	$(70)

Cash flows from financing activities
Proceeds from the issuance of convertible notes payable (related party)	—	7,000
Proceeds from the issuance of term loan (related party)	7,500	—
Proceeds from the sale of common stock associated with the forward purchase agreement, net of transaction costs	1,683	—
Net cash provided by financing activities	$9,183	$7,000

Effect of exchange rate changes on cash	(2)	—
Net decrease in cash	(2,472)	(115)
Cash, beginning of period	4,218	183
Cash, end of period	$1,746	$68

Supplemental disclosures of cash flow information
Cash paid for interest	$—	$—
Cash paid for income taxes	$—	$—

Non-cash investing and financing activities
Deemed capital contribution from related party	$—	$2,988
Dividends on Series A Preferred Shares	$2,730	$—
Warrants issued with term note	$376	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.